

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2017

Michael Step
Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East #1000
Los Angeles, CA 90067

  Re: Ritter Pharmaceuticals, Inc.
   Preliminary Proxy Statement on Schedule 14A
   Filed July 26, 2017
   File No. 001-37428

Dear Mr. Step:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

               Division of Corporation Finance
               Office of Healthcare & Insurance

cc: Wendy Grasso